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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO   1  )*
                                            -----


                       MULTIPLE ZONES INTERNATIONAL, INC.
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                                (Name of Issuer)

                     COMMON STOCK, .001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   624906 10 3
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                                 (CUSIP Number)


       Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

               ___ Rule 13d-1(b)

               ___ Rule 13d-1(c)

                X  Rule 13d-1(d)
               ---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages
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CUSIP No. 624906 10 3
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1.   Names of Reporting Persons.  Steve Sarich Jr.
     I.R.S Identification Nos. of above persons (entities only).
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
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3.   SEC Use Only
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4.   Citizenship or Place of Organization.......United States Citizen
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Number of         5.  Sole Voting Power              0
Shares Bene-      ------------------------------------------------------------
ficially by       6.  Shared Voting Power
Owned by Each     ------------------------------------------------------------
Reporting         7.  Sole Dispositive Power         0
Person With:      ------------------------------------------------------------
                  8.  Shared Dispositive Power
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person.......0

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

11.  Percent of Class Represented by Amount in Row (11).......0.0%
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12.  Type of Reporting Person (See Instructions).......IN
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 ..............................................................................

 ..............................................................................

 ..............................................................................

 ..............................................................................

 ..............................................................................

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                               Page 2 of 4 Pages
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ITEM 1.
          (a)  NAME OF ISSUER.

               Multiple Zones International, Inc., a Washington corporation.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               707 South Grady Way, Renton, Washington  98055

ITEM 2.
          (a)  NAME OF PERSON FILING

               Steve Sarich Jr.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               505 Madison Street, Suite 220, Seattle, WA   98104

          (c)  CITIZENSHIP

               United States Citizen

          (d)  TITLE OF CLASS OF SECURITIES

               Common Stock, .001 par value per share.

          (e)  CUSIP NUMBER

               624906 10 3

ITEM 3.
          Not Applicable

ITEM 4.   OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount Beneficially owned:    0   .
                                          -------

          (b)  Percent of Class: 0.0%.
                                 ----

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote _________.

               (ii)  Share power to vote or to direct the vote _________.

               (iii) Sole power to dispose or to direct the disposition
                     of ______.

               (iv) Shared power to dispose or to direct the disposition of _________.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X ).
                                                                   ---

                              Page 3 of 4 Pages
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ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:   February 15, 1999
                                       ---------------------------------------


                                       ---------------------------------------
                                       STEVE SARICH JR.


                               Page 4 of 4 Pages